Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 14, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Matthew Williams and Mr. Kenneth Ellington

Re:	Trust for Advised Portfolios (the “Trust”)
File No. 333-267333
Withdrawal of Pre-Effective Amendments

Dear Mr. Williams and Mr. Ellington:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), the Trust respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the following Pre-Effective Amendments to the Trust’s Registration Statement on Form N-14 (the “Amendments”), which were filed for the purpose of responding to the Staff's comments on the Trust's Registration Statement on Form N-14 that was filed on September 8, 2022 for the purpose of converting the Soundwatch Hedged Equity Fund, a series of the Trust, into the Soundwatch Hedged Equity ETF, a newly formed series of the Trust. The Trust is withdrawing the Amendments because Pre-Effective Amendment No. 1 was inadvertently filed on EDGAR using the incorrect 1933 Act filing number, and Pre-Effective Amendment No. 2 incorporates parts of Post-Effective Amendment No. 1 by reference. The Trust will subsequently file a new Pre-Effective Amendment to the Registration Statement on N-14 using the correct 1933 Act filing number for the purpose of responding to the Staff's comments and filing exhibits.

The Amendments have not yet been declared effective and no securities have been sold pursuant to the Amendments. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendments effective as of the date first set forth above or at the earliest practicable date hereafter.

Pre-Effective Amendment Number	Date Filed	Submission Type	Accession Number
1	10/11/2022	N-14/A	0000894189-22-007492
2	10/13/2022	N-14/A	0000894189-22-007537

If you have any additional questions or require further information, please contact me at (626) 914-7372.

Sincerely,

/s/ Scott A. Resnick

Scott A. Resnick
Secretary, Trust for Advised Portfolios